UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                      FORM 12b-25                0-15486
                                                          ----------------------
                                                          Commission File Number

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K |_| Form 10-Q and Form 10-QSB |_| Form N-SAR

           For Period Ended: October 31, 2000
                             --------------------
           |_|  Transition Report on Form 10-K
           |_|  Transition Report on Form 20-F
           |_|  Transition Report on Form 11-K
           |_|  Transition Report on Form 10-Q
           |_|  Transition Report on Form N-SAR
           For the Transition Period Ended: ____________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________

PART I - Registrant Information

      MIKRON INSTRUMENT COMPANY, INC.
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Full Name of Registrant

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Former Name if Applicable

      16 Thornton Road
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Address of Principal Executive Office (Street and Number)

      Oakland, NJ 07436
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City, State and Zip Code

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |    (a)   The reasons described in reasonable detail in Part III of this
       |          form could not be eliminated without unreasonable (a) effort
|X|    |          or expense;
       |
       |    (b)   The subject annual report, semi-annual report, transition
       |          report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
       |          thereof, will be filed on or before the fifteenth calendar day
       |          following the prescribed due date; or the subject quarterly
|X|    |          report of transition report on Form 10-Q, or portion thereof
       |          will be filed on or before the fifth calendar day following
       |          the prescribed due date; and
       |
       |    (c)   The accountant's statement or other exhibit required by Rule
       |          12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

See attachment

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Paul Kohmescher                 (201)                   405-0900
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              (Name)                   (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

                                                                 |X| Yes  |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |X| Yes  |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment

                                MIKRON INSTRUMENT COMPANY, INC.
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                         (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date January 29, 2001                   By: /s/ Paul Kohmescher
     ----------------------------         --------------------------------------
                                            Paul Kohmescher, Chief Financial
                                            Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                            ATTACHMENT TO FORM 12b-25

PART III - NARRATIVE

Registrant's managment and current auditors are seeking information which will help them to determine whether it will be necessary to make year to year comparative adjustments affecting the amount of non-cash compensation recorded on Registrant's fiscal 1999 financial statements with respect to options and warrants granted during that year. Those financial statements were audited by Registrant's prior auditors. Registrant will file its Form 10-KSB as soon as its current and prior auditors complete their review of the relevant facts and determine whether and, if so, to what extent any such adjustments are necessary.

PART IV - OTHER INFORMATION

It is anticipated that Registrant's results of operations for the fiscal year ended October 31, 2000 will reflect an increase in gross revenues of approximately 46.4% over its fiscal 1999 gross revenues from approximately $7,100,000 to approximately $10,400,000. It is also anticipated, that Registrant will report fiscal year 2000 net income which shall be at least approximately $200,000 as compared to the net loss that Registrant reported in fiscal 1999. Depending on the outcome of the determination to be made as to whether any comparative adjustments should be recorded, Registrant's fiscal 1999 net loss of $352,000 may be increased within a range of up to $100,000.